BRITISH AMERICAN TOBACCO

www.bat.com

news release

24 February 2004

PRELIMINARY ANNOUNCEMENT - YEAR ENDED 31 DECEMBER 2003
SUMMARY

	2003	2002	Change
Operating profit before goodwill amortisation and exceptionals	£2,781m	£2,681m	+4%
Pre-tax profit	£1,567m	£2,113m	-26%
Adjusted earnings per share	69.21p	66.54p	+4%
Dividends per share	38.80p	35.20p	+10%

- Group operating profit, excluding goodwill and exceptional items, was 3 per cent higher at comparable rates of exchange, as the significant exchange movements during 2003 only had a small net effect. Group operating profit, after goodwill and exceptional items, was 20 per cent lower at £1,852 million.

- Group volumes grew by 2 per cent to 792 billion. The four global drive brands, Kent, Dunhill, Lucky Strike and Pall Mall achieved an overall growth of 13 per cent.

- Pre-tax profit was 26 per cent lower at £1,567 million and basic earnings per share fell to 26.93p (2002 50.91p), reflecting the exceptional items and loss on disposal of subsidiaries.

- Adjusted diluted earnings per share at 69.21p were up 4 per cent, benefiting from higher operating profit and the impact of the share buy-back programme.

- Net cash generation rose £344 million to £1,515 million.

- The Board is recommending a final dividend of 27.0p up 10 per cent, which will be paid on 27 April 2004. This will also take the growth in dividends for the year as a whole to 10 per cent. Total shareholder return for the year was 32 per cent, relative to 18 per cent for the FTSE 100.

- The Chairman, Martin Broughton, commented "2003 has been a highly significant year for the Group. We have achieved organic growth and taken important steps to position ourselves for the future with a higher quality and more sustainable business. We expect the real momentum in our business to continue during 2004, although at current exchange rates the growth in our profit would be adversely affected when translated into sterling."

ENQUIRIES:

INVESTOR RELATIONS:
Ralph Edmondson/ 020 7845 1180
Rachael Cummins 020 7845 1519

PRESS OFFICE:
David Betteridge/Teresa La Thangue 020 7845 2888

BRITISH AMERICAN TOBACCO p.l.c.

PRELIMINARY ANNOUNCEMENT - YEAR ENDED 31 DECEMBER 2003

INDEX

British American Tobacco's operating profit before goodwill amortisation and exceptional items rose by 4 per cent to £2,781 million, as volumes grew by 2 per cent to 792 billion cigarettes. At the pre-tax level, profit was 26 per cent lower at £1,567 million, reflecting the exceptional items and losses on the disposal of subsidiaries. Basic earnings per share were 26.9p compared to 50.9p in 2002.

However, adjusted diluted earnings per share improved by 4 per cent to 69.2p, as the growth in operating profit and the benefit from the share buy-back programme more than offset the increases in the effective tax rate and minorities. Net cash generation was 29 per cent higher at £1,515 million, due to the rise in underlying operating profit, reductions in working capital and lower tax payments.

We bought back over 106 million shares, nearly 5 per cent of the issued share capital, at an average price of £6.56 per share, enhancing earnings per share and we plan to continue the programme this year.

The Board is proposing a 10 per cent rise in the final dividend to 27.00p, making the increase for the year 10 per cent as well.

In 2003, we have maintained our strategy for sustainable profit growth through focusing on a balanced approach to growth, productivity and responsibility.

In terms of organic growth, our local brands grew slightly and the real stars shone brightly. Our four global drive brands, Kent, Dunhill, Lucky Strike and Pall Mall, grew by 13 per cent between them. Kent's volume reached almost 30 billion, improving 14 per cent, while Dunhill, already over the 30 billion mark, was up 8 per cent. Lucky Strike had a difficult time but performed more strongly as the year progressed. Pall Mall broke the 30 billion barrier for the first time, powering ahead by 32 per cent, largely due to an impressive performance in Italy.

Italy also demonstrates our ability to achieve growth through acquisition. Buying Ente Tabacchi Italiani (ETI) has given us a much higher quality business in Italy, taking us to the number two position in the second largest tobacco market in the European Union.

The proposed Reynolds American transaction, combining R.J. Reynolds and Brown & Williamson's US businesses, will also create a stronger and more sustainable entity, in which the Group will have a 42 per cent share. The process of achieving the various regulatory approvals is progressing and we expect the transaction to be completed around the middle of the year.

In Peru, we acquired control of Tabacalera Nacional and in Serbia we won the bid for the Serbian tobacco company Duvanska Industrija Vranje that has around 8 per cent of the Serbian market. These deals, although less eye-catching than those in Italy or the US, are, nevertheless, examples of the opportunities for enhancing our business.

Turning to productivity, the key developments in the year have been the major restructuring in Canada and the UK, as we continue our drive for an effective and efficient integrated supply chain. We believe that we can improve our service to customers, as well as releasing funds that can then be invested in our brands to increase the momentum behind our organic growth. We are also committed to saving some £200 million a year in overheads and indirects by 2007 and we made a good start in 2003, saving some £64 million.

As well as focusing on growth and productivity, we have continued to embed our approach to responsibility in the Group. We developed and disseminated our Statement of Business Principles, being the basis on which we expect our businesses to be run in terms of responsibility, and produced a Framework for Corporate Social Responsibility which, we believe, could form a blueprint for a responsible tobacco company in the 21st century. There have also been a number of instances of external recognition for our efforts in the field of Corporate Social Responsibility and they are all most encouraging.

For example, we won the Stakeholder Communication Award in the new PricewaterhouseCoopers Building Public Trust Awards and, once again, were the only tobacco company other than our Malaysian subsidiary selected for the 2004 Dow Jones Sustainability World Index. In addition, the annual Business in the Environment Index of Corporate Environmental Engagement ranked us in the 'Premier' league of 18 British companies out of over 200 assessed. Our website, bat.com, was again the highest ranked of FTSE 100 companies in a survey published in the Financial Times.

2003 has been a highly significant year for the Group. We have achieved organic growth and taken important steps to position ourselves for the future with a higher quality and more sustainable business. We expect the real momentum in our business to continue during 2004, although at current exchange rates the growth in our profit would be adversely affected when translated into sterling.

The year has also been rewarding for our shareholders, with a total return of 32 per cent, relative to 18 per cent from the FTSE 100. This is not an isolated performance; over the past five years our total shareholder return has been even more impressive, at 15 per cent per annum, compared to a negative 3 per cent for the FTSE 100.

MARTIN BROUGHTON

Group operating profit, excluding goodwill amortisation and exceptional items as set out on page 20, was 4 per cent higher at £2,781 million, with higher contributions from Asia-Pacific, Latin America and Africa and Middle East regions. The growth in profit at comparable rates of exchange would have been 3 per cent as the impact of a stronger euro and South African rand more than offset the continued weakness of the US dollar and currency devaluations in Latin America.

Group volumes grew by almost 2 per cent, from 777 billion to 792 billion, with net turnover at £11,427 million increasing by over 2 per cent at comparable rates of exchange. The volume growth was boosted by the good performance of the four global drive brands Kent, Dunhill, Lucky Strike and Pall Mall, which achieved an overall growth of 13 per cent. This was the result of an outstanding performance by Pall Mall, strong growth from Kent and Dunhill and a stable position for Lucky Strike.

These results exclude any contribution from Ente Tabacchi Italiani S.p.A. (ETI) which was acquired just before the year end. The acquisitions in Peru and Serbia contributed 2 billion to Group volumes and £5 million to operating profit before charging restructuring costs of £2 million. These acquisitions are described on page 18.

Profit from the **America-Pacific** region was £995 million, down £23 million from last year, as US dollar exchange rate movements and the very difficult trading conditions in the US cigarette business were only partly offset by a strong profit increase from the rest of the region. Volumes were down 4 per cent to 103 billion, as the increases from South Korea and Japan were more than offset by the impact of lower industry volumes in the US and Canada. Net turnover was 8 per cent lower at comparable rates of exchange, principally reflecting the position in the US market.

Imperial Tobacco Canada delivered a good performance in difficult circumstances. There was a steep decline in industry volumes as a result of significant increases in tobacco taxes, which promoted the growth of the lower-priced segment and a resurgence of illicit trade. The company contributed £464 million of profit before restructuring and other exceptional costs, up 6 per cent from last year due to the stronger Canadian dollar, price increases and reduced costs. The market leader, du Maurier, grew market share, while overall market share in the premium segment, where volume and margins are the highest, was in line with last year. However, the strong growth in the lower-priced segment eroded total market share and volumes.

In the US, industry profitability for the year was severely affected by continued competitive pricing and promotional activities, as well as by industry volumes down 5 per cent due to state excise tax increases and lower wholesale inventory levels. Brown & Williamson's contribution from its US cigarette business was £256 million, 27 per cent lower than last year, as a result of lower volumes, a weaker US dollar and lower net pricing, partly offset by lower ongoing settlement expenses.

Good performances in the strategic brands, Kool, Pall Mall and Misty, were more than offset by the declines in non-strategic brands, mainly GPC, which resulted in the shipment share down from 11.2 to 10.5 per cent.

The contribution from the US cigarette business would have been 35 per cent lower than last year without the inclusion of a benefit of £27 million in respect of the settlement of certain disputed MSA payments.

As described on page 19, the Group announced in October 2003 that agreement had been reached to combine the US domestic business with R. J. Reynolds in a new holding company, Reynolds American, and to sell Lane to this new company.

In Japan, the good performance continued with a higher overall market share as Kent and Kool increased volumes, while other brands maintained share. Profit benefited from the increased margins following a business restructuring.

After the smooth transition to local manufacturing in South Korea, the very strong growth of Dunhill Lights continued. The improved volumes and record market share, which increased 2 share points to 13 per cent, resulted in a substantially higher profit.

In **Asia-Pacific**, regional profit of £473 million was £10 million above last year with outstanding performances in Australia, Malaysia, Vietnam and India, partially offset by reduced profit from Cambodia, Indonesia and duty-free. Regional volumes at 192 billion were in line with last year, as strong increases in Vietnam, Malaysia, Bangladesh and India were offset by declines from Indonesia, Cambodia and duty-free sales.

Australia delivered impressive profit growth through higher margins, supply chain efficiencies and overhead reductions. Both volumes and market share rose, reflecting the growth of Dunhill and Winfield, together with a stable performance from Benson & Hedges. Profit in New Zealand was higher than last year despite lower volumes.

Profitability in Malaysia was enhanced by significant operational efficiencies and volume growth. The increased volumes were driven by higher Dunhill volumes, reflecting the success of the new pack range and the continuing strong growth of Pall Mall.

In Vietnam, an outstanding performance was achieved as both profit and volumes grew strongly, led by State Express 555 and Craven 'A', with a much higher market share. Indonesia witnessed a downturn in profitability and volume, as a result of punitive excise increases, while lower volumes seriously affected profit in Cambodia.

In Pakistan, volumes were higher with John Player Gold Leaf continuing its growth but the pressure from illicit products led to lower pricing and profit was down on last year. In Bangladesh, volumes grew with an excellent contribution by Benson & Hedges, although profit was lower as the company was unable to pass on the full extent of the additional 2002 excise increase.

In Sri Lanka, despite the presence of counterfeit product which affected the growth of John Player Gold Leaf, total volumes were in line with last year while profit was well up. The Group's associated companies in India reported strong increases in profit. ITC grew volumes by the successful launch of new brands and extending distribution for some existing brands.

In **Latin America**, profit of £440 million was £47 million higher with increases from many markets in the region and a first time contribution from the acquisition in Peru. The excellent regional results were achieved despite the impact of currency devaluations compared to last year and the difficult economic conditions in many of the countries. Volumes in the region declined by 2 per cent to 150 billion, mainly due to lower volumes in Brazil, but net turnover at comparable rates of exchange rose by 8 per cent.

Profit in Brazil increased following price increases in 2002 and late 2003, partially offset by lower sales volumes with continued high levels of illicit trade. Volumes were lower, mainly in the low priced segment, as a consequence of the difficult economic environment, price increases which reduced the size of the market and competitor pricing activities.

In Mexico, profit was higher due to price increases at the end of 2002 and during 2003, coupled with lower expenses. Market share grew slightly despite lower volumes reflecting the higher prices and the economic slowdown. In Chile, both profit and volumes were up, mainly driven by Belmont. Profit increased in Central America as margins improved, while volumes were stable.

Volumes in Argentina were higher, with good performances from Viceroy and Pall Mall. Profit benefited from higher volumes but price increases in July were not sufficient to cover inflationary pressures on the cost base and fully restore margins. Volumes in Venezuela remained in line with last year but Belmont and Consul helped to grow overall market share. However, three price increases did not compensate for the severe impact of the devaluation of the currency and higher VAT, resulting in a significant reduction in profit.

Total profit in **Europe** was down £11 million to £536 million, despite the strengthening of the euro. While there were good performances in Eastern and Central Europe, led by Russia and Romania, they were insufficient to cover the lower profit from Western Europe, especially in the fourth quarter. Volumes for the region increased by 7 per cent to 249 billion, with strong growth from Russia, Romania and Italy, which was partly offset by decreases in France and Germany.

In Germany, the total market share was broadly in line with last year as the three key brands Lucky Strike, Pall Mall and Gauloises Blondes continued to grow their share. Profit, however, declined as a result of lower margins and volumes, reflecting the reduction in total industry volumes following the excise related price increases at the beginning of the year. The French market suffered as a result of a significant reduction in the overall market size and intense competitive pricing, resulting in both volumes and profit sharply down.

In Italy, both volume and market share showed strong growth following the very successful repositioning of Pall Mall, with profit in line with last year after the one-off investment to support the brand. The three main brands in Switzerland, Barclay, Lucky Strike and Parisienne continued to perform well and drove the overall market share growth. Profit grew strongly in both Belgium and the Netherlands on account of higher margins, despite a small decline in volumes.

In Russia, excellent results were achieved with the continuation of volume and profit growth, driven mainly by Kent. The 30 key city volume share grew to a record level of 25 per cent and the market leadership position in Moscow further improved to a share of almost 34 per cent. The sustained volume growth in Ukraine resulted in record volumes but profit was lower due to intense competitive pricing. In Romania, share gains made by Kent, Pall Mall and Viceroy, combined with higher margins, led to a significant improvement in profitability and volume.

In Hungary, a record market share was achieved despite a marginal decline in volumes, while profit was similar to last year. Lower volumes and depressed pricing due to very competitive market conditions, led to a profit decline in Poland.

Smoking Tobacco and Cigars continued its profit growth, with all product groups showing a good performance. A well balanced portfolio of fine cut products allowed the operations to successfully cope with changing consumer preferences towards lower priced products, while increased cigar sales in the Far East and Russia compensated for declines in Germany.

In the **Africa and Middle East** region, profit at £337 million was up by £77 million. This good performance was achieved despite the costs of continuing investments in this region and reflected generally good performances, as well as the favourable impact of the stronger South African rand. Volumes increased by 7 per cent to 98 billion with strong growth in Nigeria, good performances in the Middle East and from the launch of our business in Turkey. Net turnover at comparable rates of exchange was 14 per cent higher.

The contribution from South Africa showed strong growth, with price and mix driven margin gains partly offset by cost increases and lower volumes as the total market shrunk. Peter Stuyvesant, Rothmans and Dunhill increased market share, contributing to the higher margins.

In the rest of the Southern Africa area, cigarette volumes were in line with last year, while profit was higher as a result of margin gains in Mozambique and Zimbabwe, partly offset by a lower contribution from leaf sales following the dramatic crop size reduction.

Profit in East Africa improved, with volumes in Uganda and Kenya, margins in Kenya and the Congo and leaf sales in Uganda all higher than last year. Profit in West Africa decreased as adverse trading conditions in the Ivory Coast and Cameroon resulted in lower volumes. In Nigeria, where the newly built factory was commissioned during 2003, volumes increased strongly and market share was higher, mainly driven by Benson & Hedges. However, higher marketing and infrastructure costs led to a small decline in profit.

The performances in the Middle East were particularly noteworthy in the light of the difficult environment. Volume and profit rose as a result of the solid performance of Kent in Iran, which improved the sales mix, as well as good results from Israel and Yemen. The increasing investment in Turkey contributed strongly to the growth in volumes but adversely affected the regional results.

Non-trading items
The above results were achieved before accounting for goodwill amortisation and exceptional items.

The Directors will be recommending to the shareholders at the Annual General Meeting to be held on 21 April 2004 the payment on 27 April 2004 of a final dividend for the year of 27.0p per ordinary share of 25p and convertible redeemable preference share of 25p.

Valid transfers received by the Registrar of the Company up to 5 March 2004 will be in time to rank for payment of this dividend. Ordinary shares go ex-dividend on 3 March 2004.

The following is a summary of the dividends declared for the years ended 31 December 2003 and 2002.

	2003		2002	
	pence per share	£m	pence per share	£m
(a) On ordinary shares:				
Interim 2003 paid 15 September 2003	11.8	247		
2002 paid 16 September 2002			10.7	229
Final 2003 payable 27 April 2004	27.0	552		
2002 paid 22 April 2003			24.5	526
	38.8	799	35.2	755
(b) On convertible redeemable preference shares:				
Interim 2003 paid 15 September 2003	11.8	14		
2002 paid 16 September 2002			10.7	13
Final 2003 payable 27 April 2004	27.0	33		
2002 paid 22 April 2003			24.5	29
Amortisation of discount		18		18
	38.8	65	35.2	60

The amortisation of discount on preference shares reflects the difference between the share price at the date of the Rothmans transaction and the redemption price in 2004, which is being amortised over the period to the redemption date.

GROUP PROFIT AND LOSS ACCOUNT

For the year ended 31 December

	2003 £m	2002 £m
REVENUE		
Subsidiary undertakings	24,151	23,330
Share of associates and joint ventures	1,471	1,352
	25,622	24,682
PROFIT		
Subsidiary undertakings	1,777	2,180
after charging: restructuring costs	(437)	
goodwill amortisation	(405)	(378)
Share of associates and joint ventures	75	123
after charging: write down of loan to joint venture	(87)	
Total operating profit	1,852	2,303
Loss on disposal of subsidiaries	(72)	
Profit on ordinary activities before interest	1,780	2,303
Net interest - subsidiary undertakings	(209)	(184)
Share of associates' and joint ventures' net interest	(4)	(6)
Profit before taxation	1,567	2,113
Taxation	(779)	(818)
Profit after taxation	788	1,295
Minority interests	(157)	(143)
Profit for the year	631	1,152
Dividends and other appropriations	(864)	(815)
Retained (loss)/profit	(233)	337
Earnings per share: Basic	26.93p	50.91p
Diluted - unadjusted	26.69p	50.10p
Diluted - adjusted	69.21p	66.54p

See notes on pages 18 to 27.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the year ended 31 December

	2003 £m	2002 £m
Profit for the year	631	1,152
Differences on exchange	206	70
Total recognised gains related to the year *(below)*	837	1,222

INTEREST OF BRITISH AMERICAN TOBACCO'S SHAREHOLDERS

For the year ended 31 December

	2003 £m	2002 £m
Balance 1 January	5,185	4,754
Total recognised gains related to the year *(above)*	837	1,222
Issue of shares - share options	5	6
Dividends and other appropriations:		
Ordinary shares	(799)	(755)
Convertible redeemable preference shares	(47)	(42)
Amortisation of discount on preference shares	(18)	(18)
Purchase of own shares	(698)	
Other movements	18	18
Balance 31 December	4,483	5,185

See notes on pages 18 to 27.

The analyses below for the year ended 31 December include the Group's share of associates and joint ventures.

	Cigarette volumes		Net revenue	
	2003	2002	2003	2002
	bns	bns	£m	£m
America-Pacific	102.9	107.0	3,562	4,026
Asia-Pacific	192.2	192.5	1,765	1,792
Latin America	149.6	153.0	1,309	1,410
Europe	249.0	232.6	3,502	3,064
Africa and Middle East	98.2	92.2	1,289	1,087
	791.9	777.3	11,427	11,379

	2003	2002
OPERATING PROFIT		
America-Pacific	995	1,018
Asia-Pacific	473	463
Latin America	440	393
Europe	536	547
Africa and Middle East	337	260
	2,781	2,681
Restructuring costs	(437)	
Goodwill amortisation	(405)	(378)
Write down of loan to joint venture	(87)	
	1,852	2,303
Operating profit, before exceptional items and goodwill amortisation, restated at comparable rates of exchange	2,759	2,681

The net revenue analysis is based on the external sales in each region less duty, excise and other taxes.

Acquisitions during 2003 in Peru and Serbia contributed £29 million to Group net revenue and £5 million to operating profit before charging restructuring costs of £2 million.

The figures shown below have been produced using average rates of exchange for the years ended 31 December 2003 and 2002 respectively, with the previously reported quarterly figures for 2003 restated using average rates for the full year.

	3 months to			
	31.3.03 £m	30.6.03 £m	30.9.03 £m	31.12.03 £m
America-Pacific	190	284	251	270
Asia-Pacific	119	109	130	115
Latin America	91	125	115	109
Europe	136	126	182	92
Africa and Middle East	84	74	95	84
	620	718	773	670
Restructuring costs		(281)	(22)	(134)
Goodwill amortisation	(100)	(102)	(101)	(102)
Write down of loan to joint venture				(87)
Total operating profit	520	335	650	347
Loss on disposal of subsidiaries			(62)	(10)
Profit on ordinary activities before interest	520	335	588	337
Net interest - subsidiary undertakings	(51)	(47)	(55)	(56)
Share of associates' and joint ventures' net interest	(1)	(1)	(1)	(1)
Profit before taxation	468	287	532	280

	3 months to			
	31.3.02	30.6.02	30.9.02	31.12.02
	£m	£m	£m	£m
America-Pacific	223	265	270	260
Asia-Pacific	113	104	132	114
Latin America	100	118	98	77
Europe	116	143	156	132
Africa and Middle East	65	67	75	53
	617	697	731	636
Goodwill amortisation	(94)	(94)	(95)	(95)
Profit on ordinary activities before interest	523	603	636	541
Net interest - subsidiary undertakings	(59)	(47)	(31)	(47)
Share of associates' and joint ventures' net interest	(1)	(1)	(3)	(1)
Profit before taxation	463	555	602	493

GROUP BALANCE SHEET

31 December

	2003 £m	2002 £m
Fixed assets		
Intangible assets	8,012	6,248
Tangible assets	2,578	2,602
Investments in associates and joint ventures	327	347
Other investments	518	473
	11,435	9,670
Current assets		
Stocks	2,582	2,599
Debtors	2,571	2,082
Current investments	108	163
Short term deposits and cash	2,283	1,772
	7,544	6,616
TOTAL ASSETS	18,979	16,286
Capital and reserves		
Share capital	550	576
Share premium account	33	27
Merger reserves	3,748	3,999
Capital redemption reserves	57	30
Other reserves	565	547
Profit and loss account	(470)	6
Shareholders' funds (including non-equity interests)	4,483	5,185
Minority shareholders' equity interest	225	267
	4,708	5,452
Other liabilities		
Provisions for liabilities and charges	1,541	1,350
Borrowings	7,610	5,314
Creditors	5,120	4,170
	14,271	10,834
TOTAL FUNDS EMPLOYED	18,979	16,286

See notes on pages 18 to 27.

For the year ended 31 December

	2003 £m	2002 £m
Net operating cash flow from subsidiary undertakings	3,067	2,946
Dividends from associates	46	40
Net cash inflow from operating activities	3,113	2,986
Returns on investments and servicing of finance	(424)	(405)
Taxation	(709)	(907)
Capital expenditure and financial investment	(465)	(503)
Net cash generation	1,515	1,171
Acquisitions less disposals	(1,820)	25
Equity dividends paid	(773)	(707)
Cash flow	(1,078)	489
Proceeds from issue of shares	5	6
Purchase of own shares	(698)	
Net debt acquired on purchase of subsidiaries	(35)	
Net funds disposed of on sale of subsidiaries		(126)
Other changes		12
Differences on exchange	(34)	91
Movement in net debt in the year	(1,840)	472
Net debt at 1 January	(3,379)	(3,851)
Net debt at 31 December	(5,219)	(3,379)

ACCOUNTING POLICIES AND BASIS OF PREPARATION

The financial statements comprise the audited results for the years ended 31 December 2003 and 31 December 2002.

The audited Group results have been prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable UK accounting standards.

Accounting Standard FRS17 on Retirement Benefits was issued in 2001 and represented a radical change in accounting for pension costs and other post-retirement benefits. During 2002, the Accounting Standards Board decided to allow deferral of full implementation of FRS17 until 2005, while the International Accounting Standards Board considers revisions to its standard on employee benefits.

Consequently, as the Group still reports under SSAP24 and is continuing to make use of the transitional arrangement permitted under FRS17, the reported income and shareholders' equity are not affected by the standard. However, additional disclosures are being made as required by the standard. The impact of FRS17 would be to increase Group pre-tax profit for 2003 by £34 million (2002 £4 million) and reduce reported shareholders' funds at 31 December 2003 by £486 million (2002 £561 million). During 2003, the impact of the improvement in equity markets on shareholders' funds under FRS17 was offset by changes in actuarial assumptions, especially the impact of lower interest rates used to discount the value of the liabilities.

CHANGES IN THE GROUP

On 4 April 2003, the Group announced that it had acquired controlling interests in a number of companies in Peru, including Peru's leading tobacco company Tabacalera Nacional S.A.A. With the aggregate consideration to the vendors of all the various shareholdings acquired of £146 million, the goodwill arising on these transactions is provisionally estimated at £123 million.

On 16 July 2003, the Group announced a successful bid to acquire Ente Tabacchi Italiani S.p.A., Italy's state tobacco company, for E2.32 billion subject to regulatory approval. The transaction was completed on 23 December 2003 and the goodwill arising is provisionally estimated at £1.6 billion. As the profit for the period in 2003 after acquisition is not material for the Group results, the effective date of acquisition has been deemed to be 31 December 2003.

It was announced on 4 August 2003 that the Group had successfully bid for a 67.8 per cent holding in the Serbian tobacco company Duvanska Industrija Vranje. The Group's shareholding was subsequently increased to 78.8 per cent, which brought the total consideration to £43 million. The acquisition resulted in goodwill of £40 million. In addition, the Group has committed to invest £17 million in factory modernisation over two years and further amounts over five years on social programmes.

The Group announced on 27 October 2003 the agreement to combine Brown & Williamson's (B&W) US domestic business with R.J. Reynolds (RJR) under Reynolds American, a new holding company 58 per cent owned by RJR shareholders and 42 per cent by the Group, through B&W. The Group will also sell Lane to Reynolds American for US$400 million in cash.

Following the restructuring of its Malaysian businesses in 1999, the Group had an operational subsidiary and a 54.7 per cent holding in a separate non-trading company whose assets were primarily short term deposits. In May 2002, the holding in this separate company was sold for book value.

CONVERTIBLE REDEEMABLE PREFERENCE SHARES

British American Tobacco p.l.c. issued ordinary shares and convertible redeemable preference shares in consideration for the acquisition of Rothmans International in 1999. In accordance with the terms of the convertible redeemable preference shares, the preference shares are redeemable in June 2004 at a price of 675p each, unless previously redeemed or converted.

EXCHANGE RATE EFFECTS

The results of overseas subsidiaries and associates have been translated to sterling at average rates of exchange. The operating profit before exceptional items benefited by £22 million as the impact of a stronger euro and South African rand more than offset the weaker average rate for the US dollar and currency devaluations in Latin America.

The principal exchange rates used were as follows:

	Average		Closing	
	2003	2002	2003	2002
US dollar	1.635	1.504	1.790	1.610
Canadian dollar	2.288	2.361	2.313	2.543
Euro	1.445	1.581	1.419	1.534
South African rand	12.331	15.739	11.949	13.814

RESTRUCTURING COSTS

During 2003, the Group commenced a detailed review of its manufacturing operations and organisational structure, including the initiative to reduce overheads and indirect costs.

As a result, in the second quarter of 2003, the Group announced proposals to restructure the businesses in the UK and Canada. These proposals include the closure of the Darlington factory in the UK, with manufacturing consolidation in the larger Southampton plant, and a major restructuring of the business in Canada. This includes the closure of the Montreal factory with production transferred to other Canadian facilities, as well as the closure of the leaf threshing operations at Aylmer, Ontario.

Manufacturing rationalisation continued in the second half of 2003, notably with the agreed closure plan for the Merksem factory in Belgium. In addition, there have been a number of changes to the organisational structure at all levels of the Group and a review of the supply chain is underway.

The results for the year include a charge for restructurings of £437 million.

GOODWILL AMORTISATION

The amortisation charge of £405 million (2002 £378 million) is in respect of goodwill which principally arose from the Rothmans transaction during 1999 and the Imasco transaction during 2000. The increase in the charge mainly reflects the impact of exchange rate movements shown above.

WRITE DOWN OF LOAN TO JOINT VENTURE

The write down relates to the reduction in value of the convertible loan stock of British American Racing (Holdings) (BAR), as part of taking a controlling interest in that company. On 12 December 2003, the Group converted US$136 million of its convertible loan stock in BAR, raising its shareholding in BAR from 50 per cent to 89.7 per cent and changing the status of BAR from a joint venture to a subsidiary. No goodwill was created by this transaction.

LOSS ON DISPOSAL OF SUBSIDIARIES

On 29 September 2003, a subsidiary of the Group absolutely and irrevocably transferred to a newly created trust (the Trust) all of its rights, title and interest in and to 100 per cent of the issued and outstanding shares of The Flintkote Company (Flintkote) together with US$3 million in cash and did not receive any consideration in return. The Trust, administered by an independent trustee, has been created for the management, conservation and eventual disposition of the assets transferred to the Trust and names a medical facility

active in the research and treatment of asbestos-related diseases as ultimate beneficiary. The Group will have no continuing involvement in the Trust. Since by virtue of this arrangement Flintkote is no longer a Group subsidiary, the Group has ceased to consolidate Flintkote effective 29 September 2003. The transfer resulted in a loss on disposal of £62 million before tax. Flintkote, a US company, was part of the acquisition of Genstar Corporation by Imasco Limited in 1986 and became a Group subsidiary following the restructuring of Imasco in 2000. Flintkote has been named, along with a large number of defendants, in numerous actions by individuals who seek damages based upon alleged exposure to asbestos products, or alleged damage to their buildings due to the presence in the buildings of certain materials containing asbestos, allegedly manufactured and/or sold by such defendants. Certain of these claims and suits allege significant damage. All claims relate to businesses which ceased active operations in the early 1970s. To date substantially all of the claim costs and legal expenses incurred in connection with these suits have been covered by insurance proceeds and this continues. However, there remain a number of factors, beyond the control of Flintkote, that could impact its future costs. Regardless of the outcome of current and potential future claims against Flintkote, in the Directors' view no future costs should accrue to the Group beyond what has already been presented in these financial statements.

The loss on disposal of subsidiaries also includes a provision for losses on the announced sale of the Group's shareholding in a company in Myanmar.

INTEREST AND INTEREST COVER

Net interest paid was £23 million higher at £213 million, despite improved interest rates. This reflected the impact of the Group's share buy-back programme, the interest costs of acquisitions and new market entries and one-off items in both 2002 and 2003.

The Group's interest cover was distorted by goodwill amortisation and exceptional items. On an adjusted basis, interest cover based on profit before interest paid over interest paid, is strong at 8.8x (2002 8.6x).

TAXATION

	Year to 31.12.03 £m	31.12.02 £m
British American Tobacco p.l.c. and subsidiary undertakings		
- overseas	821	822
Adjustments in respect of prior periods	(49)	(44)
Current taxation	772	778
Deferred taxation	(48)	(5)
British American Tobacco p.l.c. and subsidiary undertakings	724	773
Share of associates and joint ventures	55	45
	779	818
Tax rate	49.7%	38.7%

The tax rates in both 2003 and 2002 were adversely affected by goodwill amortisation, and 2003 was also adversely affected by the impact of the exceptional items described on pages 20 and 21. The underlying tax rate reflected in the adjusted earnings per share shown below was 33.5 per cent (2002 32.8 per cent). Both years benefited from the resolution of various outstanding tax issues. The increase in the underlying tax rate reflects changes in the mix of profits.

EARNINGS PER SHARE

Basic earnings per share are based on the profit for the year attributable to ordinary shareholders and the average number of ordinary shares in issue during the year (excluding shares held by the Group's two Employee Share Ownership Trusts).

For the calculation of diluted earnings per share the average number of shares reflects the potential dilution effect of employee share schemes and the convertible redeemable preference shares. The earnings are correspondingly adjusted to the amount of earnings prior to charging dividends and the amortisation of discount on the convertible redeemable preference shares. For 2003 the convertible redeemable preference shares were not dilutive for the unadjusted earnings per share calculation.

The earnings have been distorted by exceptional items and goodwill amortisation. To illustrate the impact of these distortions, the adjusted diluted earnings per share are shown below:

	Diluted earnings per share Year to	
	31.12.03 (pence)	31.12.02 (pence)
Unadjusted earnings per share	26.69	50.10
Convertible redeemable preference shares	1.47	
Effect of restructuring costs	15.71	
Effect of goodwill amortisation	18.07	16.44
Effect of write down of loan to joint venture	3.88	
Effect of disposal of subsidiaries	3.39	
Adjusted earnings per share	69.21	66.54

Similar types of adjustments would apply to basic earnings per share which, on an adjusted basis, would be 70.70p (2002 68.53p) compared to unadjusted amounts of 26.93p (2002 50.91p).

SHARE BUY-BACK PROGRAMME

The Group initiated an on-market share buy-back programme at the end of February 2003. During the year, 106.3 million shares were bought at a cost of £697.6 million.

GROUP RESERVES

The Group reserve movements are summarised on page 12.

There was an increase in reserves of £206 million due to exchange, notably affected by the strength of the year end euro, South African rand and Canadian dollar rates which more than offset the weakness of the US dollar. However, shareholders' funds were £702 million lower at £4,483 million, mainly reflecting the impact of a £698 million reduction in respect of the share buy-back programme.

Shareholders' funds comprise £3,673 million (2002 £4,393 million) of equity interests and £810 million (2002 £792 million) of non-equity interests.

CASH FLOW

The Group's cash flow is summarised on page 17.

Net operating cash flow was £127 million higher at £3,113 million due to higher underlying operating profit and reductions in working capital.

Investment returns and finance costs (which include preference and minorities' dividends, as well as interest) were £19 million higher at £424 million, reflecting increases in dividends to minorities. Tax outflows at £709 million were £198 million lower than last year, mainly due to the timing of payments which led to abnormally high outflows in 2002. The outflow for capital expenditure and financial investments was down £38 million at £465 million reflecting lower capital expenditure.

The above cash flows resulted in net cash generation of £1,515 million, up £344 million over last year.

Acquisitions less disposals resulted in a net outflow of £1,820 million in 2003. This principally reflects the net cash movements on the acquisition of Ente Tabacchi Italiani S.p.A. of £1,599 million, together with the acquisitions in Peru and Serbia. The net inflow of £25 million in 2002 was mainly due to the sale of a non-trading Malaysian company.

After equity dividends of £773 million, the net cash outflow was £1,078 million. This, together with a £698 million outflow for the Group's share buy-back programme in 2003 and the small negative exchange rate impact, led to the Group's net debt rising by £1,840 million to £5,219 million.

The net debt movement was reflected in total borrowings up by £2,296 million to £7,610 million and cash, short term deposits and current investments increasing by £456 million to £2,391 million.

CONTINGENT LIABILITIES

There are contingent liabilities in respect of litigation, overseas taxes and guarantees in various countries.

Product liability litigation

Group companies, notably Brown & Williamson Tobacco Corporation ('B&W'), as well as other leading cigarette manufacturers are defendants, principally in the United States, in a number of product liability cases. In a number of these cases, the amounts of compensatory and punitive damages sought are significant.

The total number of US product liability cases pending at year end involving Group companies was approximately 4,302 (31 December 2002, 4,219 cases). UK based Group companies were named as co-defendants in some 1,128 of those cases (2002, 1,272 cases). Since many of these pending cases seek unspecified damages, it is not possible to quantify the total amounts being claimed but the aggregate amounts involved in such litigation are significant. The cases fall into four broad categories:

1. Medical reimbursement cases
These civil actions seek to recover amounts spent by government entities and other third party providers on health care and welfare costs claimed to result from illnesses associated with smoking. Despite the almost uniform success of the industry's defence to these actions to date, the US Department of Justice has filed suit against the leading US cigarette manufacturers, certain affiliated companies (including parent companies), and others seeking reimbursement for Medicare and other health expenses incurred by the US Federal Government as well as various equitable remedies, including paying over of proceeds from alleged unlawful acts. The court has dismissed the reimbursement claims (and has dismissed B.A.T Industries p.l.c. on jurisdictional grounds) but is allowing the government to proceed with its claims for equitable relief which includes a claim for disgorgement of profit up to US$289 billion against the industry. The court has scheduled trial for September 2004.

2. Class actions
As at 31 December 2003, B&W was named as a defendant in some 36(2002, 47) separate actions attempting to assert claims on behalf of classes of persons allegedly injured by smoking. At the end of the second phase of a three phase trial in the Engle case (Florida), the jury awarded compensatory damages totalling US$12.7 million to three class representatives (US$5.8 million of which was found to be time barred) and assessed US$17.6 billion in punitive damages against B&W and US$127 billion in total punitive damages against the other major companies in the US tobacco industry. On 21 May 2003, the intermediate appellate court reversed the trial court's judgement and remanded the case to the trial court with instructions to decertify the class. Plaintiffs are seeking further review by the Florida Supreme Court. B&W continues to

believe confidently that the Florida Supreme Court will uphold the reversal of the trial court's judgement against B&W. In a Louisiana medical monitoring case brought on behalf of Louisiana smokers (Scott), phase one of the trial began in January 2003. On 28 July 2003, the jury returned a verdict in favour of defendants on the medical monitoring claim. However, the jury made findings against the defendants on claims relating to fraud, conspiracy, marketing to minors and smoking cessation. The court has scheduled a phase two trial to begin on 29 March 2004 to address the scope and cost of smoking cessation programmes.

3. Individual cases
Approximately 4,245 cases were pending against B&W at 31 December 2003 (2002, 4,123), filed by or on behalf of individuals in which it is contended that diseases or deaths have been caused by cigarette smoking or by exposure to environmental tobacco smoke (ETS). Of these cases: (a) approximately two thirds are ETS cases brought by flight attendants who were members of a class action (Broin) that was settled on terms that allow compensatory but not punitive damages claims by class members; (b) approximately one quarter are cases brought in consolidated proceedings in West Virginia; and (c) only about 10 per cent are cases filed by other individuals. Four of the ten cases tried during 2003 resulted in verdicts against B&W at the trial court level. In April 2003, a Florida jury (Eastman) awarded $650,000 damages against B&W. In May 2003, an Arkansas jury (Boerner) awarded $4 million in compensatory damages and $15 million in punitive damages against B&W. In November 2003, a Missouri jury (Thompson) awarded $210,000 damages against B&W. In December 2003, a New York jury (Frankson) awarded $350,000 compensatory damages against B&W and two industry organizations. In January 2004, the same jury awarded $20 million punitive damages. B&W is appealing all these verdicts.

4. Other claims
As at 31 December 2003, seven (2002, eight) cases were pending on behalf of asbestos companies, seeking reimbursement for costs and judgements paid in litigation brought by third parties against them. As at 31 December 2003, B&W was named as defendant in four (2002, 28) US cases brought by foreign government entities seeking reimbursement of medical costs which they incurred for treatment for persons in their own countries who are alleged to have smoked imported cigarettes, including those manufactured by B&W. 34 foreign government cases have been dismissed.

At year end, active claims against Group companies existed in 18 other countries but the only countries with more than five active claims were Argentina, Australia, Brazil, Canada, Italy, the Netherlands and the Republic of Ireland.

Conduct-based claims
Claims seeking damages for conduct unrelated to smoking and health have also been filed in the US. None of these claims are considered to be meritorious.

Conclusion
While it is impossible to be certain of the outcome of any particular case or of the amount of any possible adverse verdict, the Company believes that the defences of the Group companies to all these various claims are meritorious both on the law and the facts, and a vigorous defence is being made everywhere. If an adverse judgement were entered against any of the Group companies in any case, an appeal would be made. Such appeals could require the appellants to post appeal bonds or substitute security in amounts which could in some cases equal or exceed the amount of the judgement. At least in the aggregate and despite the quality of defences available to the Group, it is not impossible that the results of operations or cash flows of the Group in particular quarterly or annual periods could be materially affected by this and by the final outcome of any particular litigation.

Having regard to these matters, the Directors (i) do not consider it appropriate to make any provision in respect of any pending litigation and (ii) do not believe that the ultimate outcome of all this litigation will significantly impair the financial condition of the Group.

ANNUAL REPORT AND ACCOUNTS

The above figures have been extracted from the Group's full financial statements which, for the year ended 31 December 2002 have been delivered and for the year ended 31 December 2003, will be delivered to the Registrar of Companies. Both carry an unqualified audit report. The Annual General Meeting will be held on 21 April 2004 at 11.30 a.m. at The Brewery, Chiswell Street, London.

The report and accounts will be posted to shareholders in March 2004.

Alan F Porter
Secretary
24 February 2004